EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 of our report dated March 1, 2007, March 14, 2008 as to the last paragraph of Note 2 and Note 17, and Note A of Schedule II of Item 15, relating to the consolidated financial statements and financial statement schedules of Radian Group Inc. (which report, based on our audit and (as to amounts included for Sherman Financial Group LLC for the year ended December 31, 2006) the report of other auditors, expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123R, Share-based Payment in 2006) appearing in the Annual Report on Form 10-K of Radian Group Inc. for the year ended December 31, 2007.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

July 29, 2008